Second Quarter 2013 – Earnings Call August 29, 2013 Exhibit 99.1

Second Quarter 2013 – Earnings Call 2
Forward-looking statements
Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include statements regarding the company’s anticipated financial and operating performance, relate to future events and expectations and involve known and unknown risks and uncertainties. For a summary of specific risk factors that could cause results to differ materially from those expressed in the forward-looking statements, please refer to the factors presented under the heading “Risk
Factors” in our Form F-1 filed with the U.S. Securities and Exchange Commission. All information in this presentation is as of the date of the presentation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Second Quarter 2013 – Earnings Call 3
Non GAAP measures
This presentation includes information regarding certain non-GAAP financial measures, including Management Adjusted
EBITDA, Adjusted EBITDA, Adjusted EBITDA per ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Management Adjusted
EBITDA, Adjusted EBITDA, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with
IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS. These measures may not be comparable to similarly titled measures of other companies. The presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable financial measure. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures.

Second Quarter 2013 – Earnings Call 4
* Adjusted Free Cash Flows: Cash flows from operating activities after CAPEX, excluding margin calls
** After adjustments: excluding SA divestiture (€ 24m) , and adjusting for LME and FX (€ 39m)
Another continuous quarter of EBITDA growth,
reaching a record € 85 million
Key figures:
Adjusted EBITDA: € 85m (record high as a standalone company)
Strong cash flow from operating activities: € 46m (Adjusted Free Cash Flows*: € 12m)
Revenues: € 916m (in line with previous year on a like-for-like basis**)
Strong balance sheet with low leverage and significant available liquidity
Recent developments
Good performance across all business segments despite market pressures
Strong cash flow from higher EBITDA and continued focus on working capital management
Successful divestment of non strategic building and construction soft alloy plants in line with our strategy to concentrate on selected key markets
Successfully completed IPO (including exercise of over-allotment option by the underwriters)

Second Quarter 2013 – Earnings Call 5 Content 1. Update on our three core markets (Aerospace, Automotive, Packaging) 2. Financial results and segment reporting 3. Appendix

Second Quarter 2013 – Earnings Call 6
Market
context
Market remains strong: over $ 100bns orders awarded to OEMs at
Paris Air Show
(1)
OEM backlog is at record highs
Potential overhang in the supply chain at certain of our main customers did not impact our Q2 volumes
Aerospace: new production record achieved in H1
Constellium
recent
develop-
ments
Achieved record volumes for H1 based on our increased market share
Aerospace qualification in Sierre increases our aerospace plate capacity by 10%
Our Airware cast house in Issoire is in operation and delivering the A350 and Bombardier’s C-Series programs
(1) Source: Les Echos, 06/20/2013

Second Quarter 2013 – Earnings Call 7
Automotive: double digit growth in
Auto Body Sheet and Automotive Structures
Market
context
Premium German OEMs again reported record sales in Q2
Substitution effects continue to fuel growth in Auto Body Sheet (ABS)
and Automotive Structures (AS)
Other products, and more particularly extrusions, suffered from the economic situation in Europe
Constellium
recent
develop-
ments
Our volumes grew 32% and 16% this quarter vs. Q2 2012,
respectively in ABS and AS, driven by the predominance of German
OEMs in our portfolio
Achieved qualification for Surfalex
®
for outer panels at
Audi and BMW
Started a new € 11m state-of-the-art, fully integrated extrusion line in
Singen for Automotive Structure to address increased volumes

Second Quarter 2013 – Earnings Call 8
Packaging: a resilient market
Market
context
Although July and August have compensated for bad weather in spring 2013, inventories at can makers and fillers were high at the end of July, triggering a slight correction in Q3
Softness in canstock is compensated for by increased volumes in foilstock, demonstrating the overall resilience of packaging
Substitution vs. steel continues in Europe:  increased share at 75.9%
vs. 73.7%*
Closures are still impacted by legislation on alcoholic beverages in Eastern Europe
Constellium
Recent
develop-
ments
€ 23m invested in modernization of casting and preheating equipment in Neuf Brisach, which is expected to improve energy consumption and metallurgical quality
Implementation of “Late Differentiation” in canstock giving more flexibility to our customers
* Source: Beverage Can Makers Europe members

Second Quarter 2013 – Earnings Call 9 Content 1. Update on our three core markets (Aerospace, Automotive, Packaging) 2. Financial results and segment reporting 3. Appendix

Second Quarter 2013 – Earnings Call 10
P&ARP and AS&I: higher Adjusted EBITDA year over year and
sequentially
A&T Adjusted EBITDA ahead of Q1 2013; comparisons with Q2
2013 are distorted by:
Pull forward of volumes last year ahead of Ravenswood
strike
Early implementation of major planned maintenance
initiative at Ravenswood this year
Combined effect estimated at circa € 9m: good underlying
performance in line with expectations
Good visibility into an expected strong Q3 on Q3 overall
performance
85
44
40
73
83
Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013
300
158
185
281
309
Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013
A record € 85 million Adjusted EBITDA and good
visibility into Q3 2013
Q2 2013 highlights Adjusted EBITDA (€ m)
Adjusted EBITDA per ton  (€ / t)

Second Quarter 2013 – Earnings Call 11
Segment Adjusted EBITDA
€ millions and € / ton
Quarter summary
Q2 performance by segment
Q2 2013 is up vs Q1 2013 but not comparable
with Q2 2012
Pre-production in 2012 and planned maintenance in
2013 had a combined impact of c. € 9m on EBITDA
Negative mix effect on the U.S. coil business
Issoire plant performed better than last year
Volumes increased slightly in Q2 (161.3 kt) vs Q2 last
year (160.5)
Adjusted EBITDA is up 2%
Ongoing production efficiency improvement and cost
reduction initiatives
Adjusting for disposals of non-core building &
construction soft alloys plants, shipments are
in line with same period of last year
Accretive effect of soft alloys divestiture on EBITDA
per ton (55€ / t)
Strong performance in automotive structures:
volume and EBITDA are up 16% and 12% quarter on
quarter
37,1
13,3
18,0
Q2 2012 Q2 2013
28,6
29,2
(684 € / t) (593 € / t)
(178 € / t) (181 € / t)
(242 € / t)
(372 € / t)
42,2

Second Quarter 2013 – Earnings Call 12
19
12
20
Q2 2012 Q2 2013
381
470
463
400
289
372
515
Q4
2011
Q1
2012
Q2
2012
Q3
2012
Q4
2012
Q1
2013
Q2
2013
EBITDA level and focus on cash generated € 46 million
in Cash Flows from Operating Activities
Q2 2013 highlights Adjusted Free Cash Flow
(€ millions)
Operating Trade Working Capital
(€ millions)
IPO
Fees
Adjusted
FCF
19
32
-143
Q2 2013
Adjusted EBITDA 85 83
Add-backs and non-cash items (Metal lag
/ pensions)
(3) 1
Exceptional fees (29) (2)
Change in trade working capital 28 (45)
Change in non trade working capital (35) (33)
Cash flow from operating activities 46 4
Including Margin calls 2 (30)
Cash Flow from operating activities
excluding margin calls
44 34
CAPEX (32) (15)
Adjusted Free Cash Flow 12 19
Q2 2012
Incurred € 20m in IPO fees in Q2 2013
Cash flow from operating activities excluding margin calls are up 29% vs same period last year
Improvement in trade working capital (€ -143m) is fuelled
by an improvement of inventories (45 days of sales in June 2013
vs. 52 days of sales in June 2012)

Second Quarter 2013 – Earnings Call 13
Strong Liquidity and Low Leverage
€ millions
Net Debt 208
Cash and Cash Equivalents 163
Total Secured Debt 371
Net Debt/
LTM Adjusted EBITDA
0.8
Liquidity
(*)
404
H1 2013
(*)
Liquidity measured as the sum of Cash and Cash Equivalents and availability under long term facilities
Long term facilities, no short term debt

Second Quarter 2013 – Earnings Call 14 Content 1. Update on our three core markets (Aerospace, Automotive, Packaging) 2. Financial results and segment reporting 3. Appendix

Second Quarter 2013 – Earnings Call 15
5
9
33
43
13
5 (5%)
13
(12%)
29
(28%)
38
(36%)
20
(19%)
2
Approximate number of shares, millions, as of end of Q2 2013
Shareholding structure
Free float
Apollo
Rio Tinto
FSI
Management
Before
IPO
IPO
Primary issue
After IPO Greenshoe
(100% primary)
= 90
= 105

Second Quarter 2013 – Earnings Call 16
Q2 2012 vs Q2 2013, Revenues, € millions
Quarter-over-Quarter Revenue Comparison
(39)
(LME / FX)
(24)
(SA Divestiture)
With the pro forma and adjustments for LME and FX, our Q2 revenues are comparable to Q2 last year
913
916
976
Q2 2012 Revenue Adjustments Comparable Q2 2012
Revenue
Q2 2013 Revenue

Second Quarter 2013 – Earnings Call 17
Net profit variance
explained essentially by
unrealized positions and
one shot operations
Reduction of benefits of
certain US pension plans
+ € 11M
Mark-to-Market position
of currency and metal
open positions
+ € 54M
IPO fees expensed
through P&L - € 24M
Refinancing completed
in Q2 2012
Net Profit of € 24m up € 42m vs. Q2 2012
Q2 2013 Q2 2012 Var.
Revenues 916 976 -60
Adjusted EBITDA 85 83 2
Metal lag -10 -8 -2
Others -5 -3 -2
Management adjusted EBITDA 70 72 -2
Pension plans amendments 11 0 11
Restructuring costs - -9 9
Unrealized gains/(losses) on derivatives 2 -52 54
Unrealized (losses)/gains from remeasurement -1 2 -3
Gains/(losses) on disposals -4 0 -4
Depreciation -5 -1 -4
Profit from operations 73 12 61
Other expenses -24 -1 -23
Finance costs net -9 -28 19
Income tax expense -16 -1 -15
Net Profit/(Loss)  for continuing operations 24 -18 42

Second Quarter 2013 – Earnings Call 18 Second Quarter 2013 – Earnings Call 18
IFRS – Income Statement
Income statement
(in millions of Euros) Q2 2013 Q2 2012 Change H1 2013 H1 2012 Change
Revenues 916 976 (60) 1827 1911 (84)
Cost of sales (788) (823) 35 (1572) (1637) 65
Gross profit 128 153 (25) 255 274 (19)
Selling, General and administrative expenses (47) (50) 3 (102) (101) (1)
Research and development expenses (9) (12) 3 (18) (20) 2
Restructuring costs – (9) 9 (2) (10) 8
Other (losses) / gains – net 1 (70) 71 (31) (43) 12
Profit from operations 73 12 61 102 100 2
Other expenses (24) (1) (23) (24) (2) (22)
Finance costs – net (9) (28) 19 (34) (37) 3
Profit / (Loss)  before income tax 40 (17) 57 44 61 (17)
Income tax (16) (1) (15) (22) (24) 2
Net Profit / (Loss) from continuing
operations
24 (18) 42 22 37 (15)
Discontinued operations (1) 1 (1) 1
Net Profit / (Loss) for the period 24 (19) 43 22 36 (14)

Second Quarter 2013 – Earnings Call 19
Reconciliation of Net Debt (a non-IFRS measure)
Second Quarter 2013 – Earnings Call 19
Q2 2013
Borrowings
366 158
Fair value of cross currency interest swap 15 14
Cash and cash equivalents -163 -142
Cash pledged for issuance of guarantees -10 -13
Net Debt 208 17
Q2 2012
€ millions